EXHIBIT 99.A9.5

Exhibit 24(b)(7)

Reinsurance Agreement (TIRe)

COINSURANCE FUNDS WITHHELD
REINSURANCE AGREEMENT

No. 7600-B2

Between

Western Reserve Life Assurance Co. of Ohio
of St. Petersburg, Florida
(Ceding Company)

And

Transamerica International Re (Bermuda) Ltd.
of Hamilton, Bermuda
(Reinsurer)

Effective Date: December 31, 2001

Table of Contents

Articles

1	Preamble
2	Basis of Reinsurance
3	Liability
4	Mutual Considerations
5	Funds Withheld Balance
6	Reinsurance Reporting and Premium Accounting
7	Reductions or Cancellations
8	Terminal Accounting
9	Insolvency
10	Arbitration
11	DAC Tax
12	Entire Agreement
13	Service of Suit
14	General Provisions
15	Letter of Credit
16	Federal Excise Tax
17	Commencement and Termination

Schedules

A	Specifications
B	Letter of Credit Form
C	Quarterly Settlement Report
D	GAAP Reserve Report
E	Ceding Company Reserves
F	Paid Claims Settlement Report
G	Claims in Course of Settlement Report

Article 1

Preamble

1.01 This Agreement is made and entered into by and between Western Reserve Life Assurance Co. of Ohio (hereinafter referred to as the “Ceding Company” or “WRL”) and Transamerica International Re (Bermuda) Ltd. (hereinafter referred to as the “Reinsurer” or “TIRe”).

1.02 The Ceding Company and the Reinsurer mutually agree to reinsure on the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement and the performance of the obligations of each party under this Agreement shall be rendered solely to the other party.

Article 2

Basis of Reinsurance

2.01 Basis. The Ceding Company shall cede to the Reinsurer in force business as of the Effective Date (December 31, 2001) of this Agreement and all subsequently issued business as described in Schedule A on a quota share original terms basis.

2.02 Reinsurer’s Share. The Reinsurer shall accept the quota share specified in Schedule A.

2.03 Net Retained Lines. This Agreement applies only to that portion of any reinsurance which the Ceding Company retains net for its own account, and in calculating the amount of any loss hereunder and also in computing the amount or amounts in excess of which this Agreement attaches, only loss or losses in respect of that portion of any insurance or reinsurance which the Ceding Company retains net for its own account shall be included. The amount of the Reinsurer’s liability hereunder in respect of any loss or losses shall not be increased by reason of the inability of the Ceding Company to collect from any other reinsurer(s), whether specific or general, any amounts which may have become due from such reinsurer(s), whether such inability arises from the insolvency of such other reinsurer(s) or otherwise.

Article 3

Liability

3.01 Inception. The Reinsurer’s liability shall begin on the Effective Date of this Agreement for in force business. For new business, the Reinsurer’s liability shall begin when the Ceding Company’s liability begins.

3.02 Termination. The Reinsurer’s liability shall terminate when the Ceding Company’s liability terminates.

3.03 Follow the Fortunes. The Reinsurer shall be liable to the Ceding Company in the same manner as the Ceding Company is liable on the particular policy form(s) reinsured under this Agreement to the extent such terms and conditions are not contrary to the terms and conditions of this Agreement.

Article 4

Mutual Considerations

4.01 Initial Settlement. On the Effective Date of this Agreement, the Ceding Company agrees to pay the Reinsurer an initial settlement equal to $38,684,054. This amount is to be withheld by the Ceding Company in accordance with Article 5. This settlement is comprised of the following amounts:

(a)	Quarterly Reinsurance Premium of $1,507,163, which is 0.00085 times the retained net amount at risk on 12/31/2001;

(b)	The initial GAAP Reserve of $37,176,891.

4.02 Initial Ceding Commission. An initial ceding commission will not be applicable to this Agreement.

4.03 Ongoing Settlements. The Ceding Company shall credit the Reinsurer with the Reinsurer’s share of the change in the GAAP Reserve, as described in Section 14.02, and a quarterly reinsurance premium of 0.00085 times the retained net amount at risk on the quarterly Settlement Date. The Ceding Company shall debit the Reinsurer with the Reinsurer’s share of all benefits paid by the Ceding Company for the business reinsured under this Agreement.

Article 5

Funds Withheld Balance

5.01 Funds Withheld. Subject to the terms hereof, the Ceding Company shall retain, as fiduciary of the Reinsurer, the Reinsurance Settlements due hereunder on a funds withheld basis. The amount of such Reinsurance Settlements so retained shall be called “Funds Withheld”. In consideration of the Reinsurer agreeing to allow the Ceding Company to retain the Reinsurance Settlements on funds withheld basis, the Ceding Company agrees that the Funds Withheld Balance (as defined in Section 5.02) may be offset by the Reinsurer against liabilities of the Reinsurer for payments under this Agreement. The Funds Withheld Balance shall be maintained by the Ceding Company in a segregated asset portfolio.

5.02 Calculation of the Funds Withheld Balance. As of the Effective Date of this Agreement, the Ceding Company shall maintain an accounting of all amounts deducted from or added to the Funds Withheld (the “Funds Withheld Balance”) and shall report the status of the Funds Withheld Balance calculated in accordance with this Clause with each quarterly accounting statement.

5.03 Initial Funds Withheld Balance. The Initial Funds Withheld Balance shall equal the Initial Settlement.

5.04 Calculation of Funds Withheld Balance after the Effective Date. After the Initial Settlement Date, the Funds Withheld Balance shall be calculated on a quarterly basis. The Funds Withheld Balance shall be calculated beginning with the Funds Withheld Balance determined on the immediately preceding Settlement Date being carried forward, making each adjustment, if applicable, for the current settlement period:

a)	The total of the Ongoing Settlement due and payable to the Reinsurer in accordance with Sections 4.03; less

b)	the total of any benefits payable by the Reinsurer in accordance with Section 4.03; plus

c)	the Funds Withheld Investment Credit (as defined in Section 5.05).

5.05 Funds Withheld Investment Credit. For each period from the immediately preceding Settlement Date until the relevant Settlement Date, the Ceding Company shall calculate the Funds Withheld Investment Credit as of the relevant Settlement Date (except for the First Settlement Date). The Funds Withheld Investment Credit shall be a quarterly amount equal to 1.8244601% (7.5% effective annual yield rate) of the GAAP Reserve Held as of the immediately preceding Settlement Date, if positive.

5.06 Funds Withheld Balance at End of Settlement Period. Should the Funds Withheld Balance be positive at the end of any Settlement Period, then any positive balance shall be withheld by the Ceding Company in accordance with the provisions of this Article. Should the Funds Withheld Balance be negative at the end of any Settlement Period, then any negative balance shall be payable in cash to the Ceding Company within 30 (thirty) days after rendering of the periodic settlement statement by the Ceding Company. In the event the Funds Withheld Balance is negative at the end of any Settlement Period, all future settlements shall be made on a cash basis and the Ceding Company shall not withhold funds.

Article 6

Reinsurance Reporting and Premium Accounting

6.01 Reporting. Within sixty (60) days following the close of each calendar quarter, the Ceding Company will send the Reinsurer a statement and a list of changes and terminations.

6.02 Settlements. Within thirty (30) days after the end of each accounting period, the Ceding Company shall pay, subject to Article 5, Funds Withheld Balance, the Reinsurer a settlement for the accounting period of the preceding calendar quarter computed in accordance with Section 5.04. If the amount computed is positive, then the Ceding Company shall pay such amount to the Reinsurer. If the amount computed is negative, then the Reinsurer shall pay the absolute value of such amount to the Ceding Company.

6.03 Errors. If, at any time subsequent to the settlement just described, the computation is found to be in error, a recomputation will be performed and payments will be made to reimburse the Ceding Company or Reinsurer as necessary.

6.04 Payment of Balances. The Ceding Company will pay, subject to Article 5, Funds Withheld Balance, any balance due the Reinsurer, at the same time as the account is rendered, but in all cases, by the Accounting and Premium Due frequency as shown in Section 6.02. The Reinsurer will pay, subject to Article 5, any balance due the Ceding Company, at the same time as the account is confirmed, however, at the latest, within thirty (30) days after receipt of the statement of account. Should the Reinsurer be unable to confirm the account in its entirety, the confirmed portion of the balance will be paid immediately. As soon as the account has been fully confirmed, the debtor will pay the difference immediately. All balances not paid within thirty (30) days of the due date shown on the statement will be delinquent.

6.05 Termination Because of Non-Payment of Premium.

a)	When reinsurance premiums are delinquent, the Reinsurer has the right to terminate the risks on the statement by giving the Ceding Company thirty (30) days’ written notice. As of the close of this thirty-day period, all of the Reinsurer’s liability shall terminate for:

i)	The risks described in the preceding sentence and

ii)	The risks where the reinsurance premiums became delinquent during the thirty-day period.

b)	Regardless of these terminations, the Ceding Company shall continue to be liable to the Reinsurer for all unpaid reinsurance premiums earned by the Reinsurer.

6.06 Reinstatement of a Delinquent Statement. The Ceding Company may reinstate the terminated risks within sixty (60) days after the effective date of termination by paying the unpaid reinsurance premiums for the risks in force prior to the termination. The effective date of reinstatement shall be the day the Ceding Company notifies the Reinsurer of its intention to pay all of the required delinquent premiums.

6.06 Currency. The reinsurance premiums and benefits payable under this Agreement shall be payable in the lawful money of the United States.

Article 7

Reductions or Cancellations

7.01 Reductions or Cancellations. Should this Agreement be terminated or the quota share be reduced, the Reinsurer shall return to the Ceding Company the unearned premium, if any, as of the date of cancellation or reduction, less the applicable allowances.

Article 8

Terminal Accounting

8.01 Terminal Accounting. In the event that all of the reinsurance under this Agreement is terminated in accordance with Article 17, Commencement and Termination, a terminal accounting and settlement shall take place, subject to Article 5, Funds Withheld Balance.

8.02 Date of Termination. The effective date of termination shall be the end of the accounting period in which termination is effective. The terminal accounting date shall be the effective date of termination or such other date as shall be mutually agreed to in writing.

8.03 Settlement. The terminal accounting and settlement shall consist of the settlements as provided in Article 6, Reinsurance Reporting and Premium Accounting, computed as of the terminal accounting date. If the calculation of the terminal accounting settlement produces an amount due the Ceding Company, the Reinsurer shall pay such amount to the Ceding Company. If the calculation of the terminal accounting and settlement produces an amount due the Reinsurer, the Ceding Company shall pay such amount to the Reinsurer. Such amounts shall be payable within thirty (30) days after the terminal accounting and settlement is calculated.

8.04 Supplementary Accounting and Settlement. In the event that, subsequent to the terminal accounting and settlement as provided above, a change is made with respect to any amount taken into account pursuant to Article 6, a supplementary accounting shall take place. Any amount owed to the Reinsurer or to the Ceding Company by reason of such supplementary accounting shall be paid promptly upon the completion thereof.

Article 9

Insolvency

9.01 In the event of the Ceding Company’s insolvency and the appointment of a conservator, liquidator, or statutory successor, the portion of any risk or obligation assumed by the Reinsurer shall be payable to the conservator, liquidator, or statutory successor on the basis of claims allowed against the Ceding Company by any court of competent jurisdiction or by any conservator, liquidator, or statutory successor of the company having authority to allow such claims, without diminution because of that insolvency, or because the conservator, liquidator, or statutory successor has failed to pay all or a portion of any claims. Payments by the Reinsurer as set forth in this Section shall be made directly to the Ceding Company or to its conservator, liquidator, or statutory successor, except where the contract of insurance or reinsurance specifically provides another payee of such reinsurance in the event of the Ceding Company’s insolvency.

9.02 In the event of the Ceding Company’s insolvency, the conservator, liquidator, or statutory successor shall give written notice of the pendency of a claim against the Ceding Company on any policies reinsured within a reasonable time after such claim is filed. The Reinsurer may interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which it may deem available to the Ceding Company or its conservator, liquidator, or statutory successor.

9.03 The expenses of Section 9.02 incurred by the Reinsurer shall be chargeable, subject to court approval, against the Ceding Company as part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit which may accrue to the Ceding Company in conservation or liquidation, solely as a result of the defense undertaken by the Reinsurer.

Article 10

Arbitration

10.01 As a condition precedent to any right of action hereunder, any dispute or difference between the Ceding Company and the Reinsurer relating to the interpretation or performance of this Agreement, including its formation or validity, or any transaction under this Agreement, whether arising before or after termination, shall be submitted to arbitration. Arbitration shall be the method of dispute resolution, regardless of the insolvency of either party, unless the conservator, receiver, liquidator or statutory successor is specifically exempted from arbitration proceeding by applicable state law of the insolvency.

10.02 Arbitration shall be initiated by the delivery of written notice of demand for arbitration by one party to another. Such written notice shall contain a brief statement of the issue(s), the failure on behalf of the parties to reach amicable agreement and the date of demand for arbitration.

10.03 The arbitrators and umpire shall be present or former disinterested officers of life reinsurance or insurance companies other than the two parties to the Agreement or any company owned by, or affiliated with, either party. Each party shall appoint an individual as arbitrator and the two so appointed shall then appoint the umpire. If either party refuses or neglects to appoint an arbitrator within thirty (30) days, the other party may appoint the second arbitrator. If the two arbitrators do not agree on an umpire within sixty (60) days of the appointment of the second appointed arbitrator, each of the two arbitrators shall nominate three individuals. Each arbitrator shall then decline two of the nominations presented by the other arbitrator. The umpire shall be chosen from the remaining two nominations by drawing lots.

10.04 The arbitration hearings shall be held in the city in which the Ceding Company’s head office is located or any such other place as may be mutually agreed. Each party shall submit its case to the arbitrators and umpire within one hundred and eighty (180) days of the selection of the umpire or within such longer period as may be agreed.

10.05 The arbitration panel shall make its decision with regard to the custom and usage of the insurance and reinsurance business. The arbitration panel shall interpret this Agreement as an honorable engagement; they are relieved of all judicial formalities and may abstain from following strict rules of law. The arbitration panel shall be solely responsible for determining what shall be considered and what procedure they deem appropriate and necessary in the gathering of such facts or data to decide the dispute.

10.06 The decision in writing of the majority of the arbitration panel shall be final and binding upon the parties. Judgment may be entered upon the final decision of the arbitration panel in any court having jurisdiction.

10.07 The jointly incurred costs of the arbitration are to be borne equally by both parties. Jointly incurred costs are specifically defined as any costs that are not solely incurred by one of the parties (e.g., attorney’s fees, expert witness fees, travel to the hearing site, etc.). Costs incurred solely by one of the parties shall be borne by that party. Once the panel has been selected, the panel shall agree on one billable rate for each of the arbitrators and umpire and that sole cost shall be disclosed to the parties and become payable as a jointly incurred cost as described above.

Article 11

DAC Tax
Section 1.848-2(g)(8) Election

11.01 If applicable, both parties agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective for all subsequent taxable years for which this Agreement remains in effect.

11.02 The term “party” shall refer to either the Ceding Company or the Reinsurer as appropriate.

11.03 The terms used in this Article are defined by reference to Section 1.848-2 of the Income Tax Regulations in effect December 1992.

11.04 The party with the net positive consideration for this Agreement for each taxable year shall capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Internal Revenue Code of 1986.

11.05 Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

11.06 The Ceding Company shall submit a schedule to the Reinsurer by April 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations shall be accompanied by a statement signed by one of the Ceding Company’s officers stating that the Ceding Company shall report such net consideration in its tax return for the preceding calendar year.

11.07 The Reinsurer may contest such calculation by providing an alternative calculation to the Ceding Company in writing within thirty (30) days of the Reinsurer’s receipt of the Ceding Company’s calculation. If the Reinsurer does not so notify the Ceding Company, the Reinsurer shall report the net consideration as determined by the Ceding Company in the Reinsurer’s tax return for the previous calendar year.

11.08 If the Reinsurer contests the Ceding Company’s calculation of the net consideration, both parties shall act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If both parties reach agreement on an amount of net consideration, each party shall report such amount in its respective tax returns for the previous calendar year.

Article 12

Entire Agreement

12.01 This Agreement supersedes any and all prior discussions and understandings between the parties and, upon its execution, constitutes the sole and entire Agreement with respect to the reinsurance provided hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to the Agreement shall be null and void unless effected by a writing subscribed by both the Ceding Company and the Reinsurer. Any waiver shall constitute a waiver only in the circumstances for which it was given and shall not be a waiver of any future circumstance.

Article 13

Service of Suit

13.01 It is agreed that in the event the obligations under this Agreement are not performed by the Reinsurer, at the request of the Ceding Company, the Reinsurer shall submit to the jurisdiction of any court of competent jurisdiction within the United States and shall comply with all the requirements necessary to give that court jurisdiction. All matters arising under this Agreement shall be determined in accordance with the law and practice of such court. Nothing in this clause constitutes or should be understood to constitute a waiver of the Reinsurer’s rights to commence an action in any court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. Service of process, in any such suit, may be made upon any then duly elected officer of the Reinsurer (agent for service of process) at 401 North Tryon Street, Suite 800, Charlotte, North Carolina 28202. The Reinsurer shall abide by the final decision of such court or of any appellate court in the event of an appeal, for any suit instituted against the Reinsurer under this Agreement.

13.02 The agent for service of process is authorized and directed to accept service of process on behalf of the Reinsurer in any such suit and/or upon the request of the Ceding Company, give a written undertaking to the Ceding Company that the agent will enter a general appearance on behalf of the Reinsurer in the event such a suit is instituted.

13.03 The Reinsurer hereby designates the Superintendent, Commissioner or Director of Insurance or his successor or successors in office, for the State of Ohio, as its true and lawful agent for service of process (in addition to the above named agent), who may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Ceding Company or any beneficiary arising out of this Agreement, and hereby designates the above named as the person to whom the Ceding Company is authorized to mail such process or a true copy thereof.

Article 14

General Provisions

14.01 Statutory Reserves. The term “statutory reserve(s)” or “gross statutory reserve(s)”, whenever used for the purpose of this Agreement, shall mean the total reserves that would have been required for the business reinsured in accordance with the regulatory requirements of the Ceding Company’s respective state of domicile had this Agreement not have been placed in effect.

14.02 GAAP Reserves. The term “GAAP Reserve(s)”, whenever used for the purposes of this Agreement, shall mean the reserves required by the Reinsurer for the benefits reinsured. The GAAP Reserves shall be determined utilizing recognized actuarial practices, as agreed upon by both the Ceding Company and the Reinsurer.

14.03 Inspection of Records. Either company, their respective employees or authorized representatives, may audit, inspect and examine, during regular business hours, at the home office of either company, any and all books, records, statements, correspondence, reports, trust accounts and their related documents or other documents that relate to the policies covered hereunder. The audited party agrees to provide a reasonable work space for such audit, inspection or examination and to cooperate fully and to faithfully disclose the existence of and produce any and all necessary and reasonable materials requested by such auditors, investigators, or examiners. The company performing a routine audit shall provide thirty (30) working days advance notice to the other party. The expense of the respective party’s employee(s) or authorized representative(s) engaged in such activities will be borne solely by such party.

14.04 Severability. If any term or provision under this Agreement shall be held or made invalid, illegal or unenforceable by a court decision, statute, rule or otherwise, such term or provision shall be amended to the extent necessary to conform with the law and all of the other terms and provisions of this Agreement shall remain in full force and effect. If the term or provision held to be invalid, illegal or unenforceable is also held to be a material part of this Agreement, such that the party in whose favor the material term or provision was stipulated herein would not have entered into this Agreement without such term or provision, then the party in whose favor the material term or provision was stipulated shall have the right, upon such holding, to terminate this Agreement.

14.05 Parties to Agreement. This Agreement is solely between the Ceding Company and the Reinsurer. There is no third party to this Agreement. Reinsurance under this Agreement shall not create any right or legal relationship between the Reinsurer and any other person, for example, any insured, policy owner, agent, beneficiary or assignee. The Ceding Company further agrees that it will not make the Reinsurer a party to any litigation between any such other person and the Ceding Company.

14.06 Offset. All monies due either company under this Agreement may be offset against each other, dollar for dollar, regardless of any insolvency of either party unless otherwise prohibited by law. If the Reinsurer advances payment through offset of any claim it is contesting and prevails in the contest, the Ceding Company shall return such payment.

14.07 Governing Law. In the event of litigation, the parties shall submit to the competent jurisdiction of a court in the State of Ohio and shall abide by the final decision of such court. This Agreement shall be governed as to performance, administration and interpretation by the laws of the State of Ohio exclusive of the rules with respect to conflicts of law. In all cases, the State of Ohio applies with respect to rules for credit for reinsurance.

14.08 Errors and Omissions. Unintentional clerical errors, omissions or misunderstandings in the administration of this Agreement by either the Ceding Company or the Reinsurer shall not invalidate the reinsurance hereunder provided the error, omission or misunderstanding is corrected promptly after discovery. Both companies shall be restored, to the extent possible, to the position they would have occupied had the error, omission or misunderstanding not occurred, but the liability of the Reinsurer under this Agreement shall in no event exceed the limits specified herein.

14.09 Extra-Contractual Damages. The Ceding Company shall have no liability for extra-contractual damages assessed against the Reinsurer as a result of acts, omissions, or course of conduct committed by the Reinsurer in connection with the reinsurance of the annuity contracts under this Agreement. The Reinsurer shall have no liability for extra-contractual damages assessed against the Ceding Company as a result of acts, omissions, or course of conduct committed by the Ceding Company in connection with the reinsurance of the annuity contracts under this Agreement.

14.10 Schedules, Exhibits and Section Headings. Schedules and Exhibits attached hereto are made a part of this Agreement. Section headings are provided for reference purposes only and are not made a part of this Agreement.

Article 15

Letter of Credit

15.01 This Article shall set forth the terms and conditions under which any letter of credit required hereunder shall be held.

15.02 Statutory Reserve Credit. The Reinsurer will take all necessary steps to enable the Ceding Company to secure statutory reserve credit (the “Statutory Reserve Credit”) in all applicable United States jurisdictions. Statutory Reserve Credit shall mean the amount of statutory reserves required by the applicable United States jurisdiction, less the amount of the Funds Withheld Balance established by the Ceding Company. The means of securing the Ceding Company’s Statutory Reserve Credit shall be determined at the Reinsurer’s sole option, and the Ceding Company herewith accepts such choice.

15.03 Losses. “Losses”, as used in this section, shall be defined as the sum of all losses paid and allocated loss adjustment expenses paid by the Ceding Company but not yet recovered from the Reinsurer, plus reserves for losses and allocated loss adjustment expenses outstanding, plus reserves for losses incurred but not reported as determined by the Ceding Company.

15.04 Letter of Credit. In the event the Reinsurer is not licensed or otherwise accredited or authorized as a reinsurer in the State of Ohio and in any other jurisdiction where the Ceding Company is licensed to do business, the Reinsurer agrees to provide clean, unconditional and irrevocable letter(s) of credit or other forms of security acceptable to the State of Ohio Department of Insurance, in favor of the Ceding Company for the purpose of offsetting ceded Statutory Reserves and liabilities and any outstanding losses if reinsurance credits are not otherwise available. Such Letters of Credit shall be issued in compliance with the statutes and regulations of the State of Ohio and shall be issued by a financial institution located in the United States chosen by the Reinsurer, which has applied for and has met the standards of financial conditions set forth by the NAIC’s Securities Valuation Office. The letter of credit shall follow the format shown in Schedule B.

15.05 Expiration. The Reinsurer hereby agrees that the letter of credit will provide for automatic extension of the letter of credit without amendment for one year from the date of expiration of said letter or any future expiration date, unless thirty (30) days prior to any expiration the issuing bank notifies the Ceding Company by Registered Mail that the issuing bank elects not to consider the letter of credit renewed for any additional period. An issuing bank that is not a member of the Federal Reserve system shall provide sixty (60) days notice to the Ceding Company prior to any expiration.

15.06 Drawing Upon Letter of Credit. Notwithstanding any other provision of this Agreement, the Ceding Company or its successors in interest may draw upon such credit at any time for one or more of the following purposes only:

a)	To pay or reimburse the Ceding Company for the Reinsurer’s share of any losses and unearned premiums as stipulated in the statement submitted by the Ceding Company to the Reinsurer;

b)	To make refund of any sum which is in excess of the actual amount required to pay the Reinsurer’s share of any losses and unearned premiums as stipulated in the statement submitted by the Ceding Company to the Reinsurer;

c)	To pay or reimburse the Ceding Company for any other amounts necessary to secure the credit or reduction from liability for reinsurance taken by the Ceding Company;

d)	To withdraw the balance of such credit if the Ceding Company has received effective notice of non-renewal of the letter of credit and the Reinsurer’s liability remains unliquidated and undischarged thirty (30) days prior to the expiration date of the letter of credit; and

e)	To pay or reimburse the Ceding Company for the Reinsurer’s share of any other amounts the Ceding Company claims are due under this Agreement.

15.07 Amendment to Letter of Credit. At semi-annual intervals, or more frequently as determined by the Ceding Company but never more frequently than quarterly, the Ceding Company shall prepare a specific statement, for the sole purpose of amending the letter of credit, of the Reinsurer’s share of any losses and unearned premiums. If the statement shows that the Reinsurer’s share of losses plus unearned premiums exceeds the balance of credit as of the statement date, the Reinsurer shall, within thirty (30) days after receipt of notice of such excess, secure delivery to the Ceding Company of an amendment to the letter of credit or an additional letter of credit increasing the amount of credit by the amount of such difference. If the statement shows, however, that the Reinsurer’s share of losses plus unearned premiums is less than the balance of credit as of the statement date, the Ceding Company shall, within thirty (30) days after receipt of written request from the Reinsurer, release such excess credit by agreeing to secure an amendment to the letter of credit reducing the amount of credit available by the amount of such excess credit.

15.08 Insolvency. The rights and obligations of the Reinsurer and the Ceding Company, as set forth in this Article, shall not be diminished in any manner whatsoever by the insolvency of the Ceding Company or the Reinsurer.

Article 16

Federal Excise Tax

16.01. Federal Excise Tax. The Reinsurer represents that it is qualified to elect pursuant to I.R.C. Section 953(d) to be treated as a domestic corporation for United States tax purposes and has so elected in accordance with the rules and regulations prescribed by the United States Department of the Treasury. The Reinsurer will take all appropriate and reasonable steps to maintain such election in effect and will provide the Ceding Company with a copy of the stamped election statement prescribed in Notice 89-79, 1989-30 I.R.B. 7 (July 24, 1989). The Ceding Company will not withhold federal excise taxes while the Section 953(d) election is in effect.

The Reinsurer agrees to indemnify and hold harmless the Ceding Company from and against all liability that may be asserted with respect to federal excise taxes under I.R.C. Section 4371 attributable to premiums paid pursuant to this Agreement, including penalties and interest thereon, and any costs (including but not limited to costs of any tax audit or administrative of judicial proceeding) or other liabilities that may result therefrom.

In the event the Ceding Company receives written notice of any pending or threatened tax examinations, claims, settlements, proposed adjustments or related matters that could affect the Reinsurer’s liability under this Agreement, the Ceding Company shall notify the Reinsurer within ten (10) days after receipt of such notice.

If the Internal Revenue Service attempts to levy federal excise tax on premiums payable according to the terms of this Agreement, subject to the following qualifications, the Ceding Company shall use its best reasonable efforts to dispute and oppose such levy up to and including the administrative level of the IRS:

a)	The Ceding Company may refuse to extend any applicable statute of limitations, may contest the issue administratively, in the United States Tax Court, or may contest the matter by paying the tax attributable to the disputed issue and filing a claim for refund, and in any event shall not be obligated to contest the issue beyond the administrative level of the IRS;

b)	The parties agree to cooperate with respect to any tax audit or proceeding provided that the Ceding Company shall have control over all material aspects of the contest of the issue, including choice of counsel, choice of forum, and all other procedural and substantive aspects of the contest;

c)	Notwithstanding any other provision hereof, the Ceding Company shall not be obligated to dispute the matter if it has received an opinion from counsel of its choice indicating that the question of whether the federal excise tax is not applicable may not be supported by substantial authority under then existing laws.

Within ten (10) days after receipt of notice from the Ceding Company that there has been final determination or settlement with the IRS that any tax is due which requires an indemnity payment to the Ceding Company, the Reinsurer will pay in immediately available funds such amount as determined by the IRS.

The Reinsurer has all the requisite corporate power and authority to enter into this indemnification agreement and to perform its obligation hereunder. The indemnification provided for hereunder is a valid and binding obligation of the Reinsurer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies.

This indemnification agreement will not (i) violate any provisions of the Articles or Certificate of Incorporation, By-laws or other charter or other organizational document of the Reinsurer; (ii) violate, conflict with or result in the breach of any of the terms of, result in any modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both, constitute) a default under, any contract or other agreement to which the Reinsurer is a party or by or to which it or any of its assets or properties may be bound or subject; (iii) violate any order, judgment, injunction, aware or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, or any agreement with, or condition imposed by, any governmental or regulatory body, foreign or domestic, binding upon the Reinsurer; or (iv) violate any statute, law or regulation, permit, license, authorization, qualification or filing of any jurisdiction as such relates to the Reinsurer.

Article 17

Commencement and Termination

17.01 This Agreement shall be effective as of December 31, 2001 and shall remain in force for an indefinite period.

Executed in duplicate by Transamerica International Western Reserve Life Assurance Re (Bermuda) Ltd.	Executed in duplicate by Co. of Ohio

on		, 2002.		on	, 2002.

By:	Title		By:

By:	Title		By: